UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

IMATION CORP.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	41-1838504 (I.R.S. Employer Identification No.)
1 Imation Way Oakdale, Minnesota (Address of principal executive offices)	55128 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒
Securities Act registration statement file number to which this form relates: Not applicable.
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Stock Purchase Rights
Common Stock, par value $0.01 per share

Item 1.        Description of Registrant’s Securities to be Registered.
Preferred Stock Purchase Rights
On August 6, 2015, the Board of Directors (the “Board”) of Imation Corp. (the “Company”) adopted a rights plan intended to avoid an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and thereby preserve the current ability of the Company to utilize certain net operating loss carryovers and other tax benefits of the Company and its subsidiaries (the “Tax Benefits”). If the Company experiences an “ownership change,” as defined in Section 382 of Code, the Company’s ability to fully utilize the Tax Benefits on an annual basis will be substantially limited, and the timing of the usage of the Tax Benefits and such other benefits could be substantially delayed, which could therefore significantly impair the value of those assets. The rights plan is intended to act as a deterrent to any person or group acquiring “beneficial ownership” of 4.9% or more of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) without the approval of the Board. The description and terms of the Rights (as defined below) applicable to the rights plan are set forth in the 382 Rights Agreement, dated as of August 7, 2015 (the “Rights Agreement”), by and between the Company and Wells Fargo Bank, N.A., as Rights Agent.
The Rights. As part of the Rights Agreement, the Board authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of its Common Stock, to stockholders of record at the close of business on September 10, 2015. Each Right entitles the holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of Series A Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a purchase price of $15.00 per Unit, subject to adjustment (the “Purchase Price”). Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including the right to vote or to receive dividends in respect of Rights.
In connection with the adoption of the Rights Agreement, the Board approved a Certificate of Designations, Preferences and Rights of Series A Participating Preferred Stock, par value $0.01 per share, of Imation Corp. (the “Certificate of Designation”). The Certificate of Designation was filed with the Secretary of the State of Delaware on August 10, 2015. The Certificate of Designation is attached as Exhibit 3.1 to this Form 8-A and is incorporated herein by reference.
Acquiring Person; Exempt Persons; Exempt Transactions. Under the Rights Agreement, an “Acquiring Person” is any person or group of affiliated or associated persons (a “Person”) who is or becomes the beneficial owner of 4.9% or more of the outstanding shares of Common Stock other than as a result of repurchases of stock by the Company, dividends or distributions by the Company, stock issued under certain benefit plans or certain inadvertent actions by stockholders. For purposes of calculating percentage ownership under the Rights Agreement, outstanding shares of Common Stock include all of the shares of common stock actually issued and outstanding. Beneficial ownership is determined as provided in the Rights Agreement and generally includes, without limitation, any ownership of securities a Person would be deemed to actually or constructively own for purposes of Section 382 of the Code or the Treasury Regulations promulgated thereunder. The Rights Agreement provides that the following shall not be deemed an Acquiring Person for purposes of the Rights Agreement: (i) the Company or any subsidiary of the Company and any employee benefit plan of the Company, or of any subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan or (ii) any Person that, as of August 7, 2015, is the beneficial owner of 4.9% or more of the shares of Common Stock outstanding (such Person, an “Existing Holder”) unless and until such Existing Holder acquires beneficial ownership of additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock) in an amount in excess of 0.5% of the outstanding shares of Common Stock.
The Rights Agreement provides that a Person shall not become an Acquiring Person for purpose of the Rights Agreement in a transaction that the Board determines is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the Board, upon request by any Person prior to the date upon which such Person would otherwise become an Acquiring Person, including, without limitation, if the Board determines that (i) neither the beneficial ownership of shares of Common Stock by such Person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the availability to the Company of the Tax Benefits or (ii) such transaction is otherwise in the best interests of the Company.
Exercise of Rights; Distribution of Rights. Initially, the Rights will not be exercisable and will be attached to all Common Stock representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become exercisable and a distribution date (a “Distribution Date”) will occur upon the earlier of (i) 10 business days (or such later date as the Board shall determine) following a public announcement that a Person has become an Acquiring Person or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer, exchange offer or other transaction that, upon consummation thereof, would result in a Person becoming an Acquiring Person.
Until the Distribution Date, Common Stock held in book-entry form, or in the case of certificated shares, Common Stock certificates, will evidence the Rights and will contain a notation to that effect. Any transfer of shares of Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights may be transferred on the books and records of the Rights Agent as provided in the Rights Agreement.
If on or after the Distribution Date, a Person is or becomes an Acquiring Person, each holder of a Right, other than certain Rights including those beneficially owned by the Acquiring Person (which will have become void), will have the right to receive upon exercise Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price.
In the event that, at any time following the first date of public announcement that a Person has become an Acquiring Person or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the Board becomes aware of the existence of an Acquiring Person (any such date, the “Stock Acquisition Date”), (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price.
Exchange. At any time following the Stock Acquisition Date and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such Person which have become void), in whole or in part, for Common Stock or Preferred Stock at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment.
Expiration. The Rights and the Rights Agreement will expire on the earliest of (i) 5:00 P.M. New York City time on August 7, 2018, (ii) the time at which the Rights are redeemed or exchanged pursuant to the Rights Agreement, (iii) the date on which the Board determines that the Rights Agreement is no longer necessary for the preservation of material valuable Tax Benefits or is no longer in the best interest of the Company and its stockholders, (iv) the beginning of a taxable year to which the Board determines that no Tax Benefits may be carried forward and (v) the first anniversary of the adoption of the Agreement if stockholder approval has not been received by or on such date.
Redemption. At any time until the earlier of (A) the Distribution Date or (B) the expiration date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Anti-Dilution Provisions. The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). Generally, no adjustments to the Purchase Price of less than 1% will be made.
Amendments. Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct defective or inconsistent provisions or to make changes which do not adversely affect the interests of holders of Rights other than an Acquiring Person.
The Rights Agreement has been filed as Exhibit 4.1 to this Form 8-A. This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.
Common Stock
The Common Stock is also being registered hereby. The description of the Common Stock set forth in the Company’s Registration Statement on Form 10 (File No. 001-14310) filed with the Securities and Exchange Commission (the “SEC”) on May 24,1996, as subsequently amended by amendments to such Registration Statement on Form 10 filed with the SEC, is incorporated herein by reference.
Item 2.    Exhibits.

Exhibit No.	Description of Exhibit
3.1
Certificate of Designation, Preferences and Rights of Series A Participating Preferred Stock of Imation Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 11, 2015).

4.1
Rights Agreement, dated as of August 7, 2015, by and between Imation Corp. and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 11, 2015).

99.1	Press Release dated August 10, 2015, related to the Company’s Shareholder Rights Plan.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IMATION CORP.
		By:	/s/John P. Breedlove
Name: John P. Breedlove
Date:	August 11, 2015		Title: Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1
Certificate of Designation, Preferences and Rights of Series A Participating Preferred Stock of Imation Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 11, 2015).

4.1
Rights Agreement, dated as of August 7, 2015, by and between Imation Corp. and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 11, 2015).

99.1	Press Release dated August 10, 2015, related to the Company’s Shareholder Rights Plan.